Spero Therapeutics, Inc.

675 Massachusetts Avenue, 14th Floor

Cambridge, Massachusetts 02139

October 30, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mary Beth Breslin, Branch Chief
Chris Edwards

Re:	Spero Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-220858

Acceleration Request
Requested Date: November 1, 2017
Requested Time: 4:00 p.m. Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Spero Therapeutics, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement, as amended, to become effective on November 1, 2017, at 4:00 p.m. Eastern Daylight Time, or as soon as practicable thereafter. The Registrant hereby authorizes each of Matthew J. Gardella and Matthew W. Tikonoff of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, to orally modify or withdraw this request for acceleration on its behalf.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matthew J. Gardella of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (617) 348-1735 with any questions regarding this request.

Very truly yours, Spero Therapeutics, Inc.

By:	/s/ Ankit Mahadevia, M.D.
Name: Ankit Mahadevia, M.D. Title: Chief Executive Officer and President

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Matthew J. Gardella
Lewis J. Geffen
Matthew W. Tikonoff

Latham & Watkins LLP
Peter N. Handrinos
Nathan Ajiashvili